
11007980

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SEC MAIL
PROCESSING
RECEIVED
JUN 28 2011
WASH, D.C.
211
SECTION

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2010 Commission File No. 1-11437

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

SANDIA CORPORATION
SAVINGS AND SECURITY PLAN
Sandia Corporation
P.O Box 5800, Mail Stop 0115
Albuquerque, NM 87185-0115

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

LOCKHEED MARTIN CORPORATION
6801 Rockledge Drive
Bethesda, MD 20817

Sandia Corporation Savings and Security Plan

Financial Statements and Supplemental Schedule

As of December 31, 2010 and 2009,
And for the year ended December 31, 2010

Contents

Report of Independent Registered Public Accounting Firm 1

Financial Statements

Statements of Net Assets Available for Benefits 2
Statement of Changes in Net Assets Available for Benefits 3
Notes to Financial Statements 4

Supplemental Schedule

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) 15

Mitchell & Titus

Mitchell & Titus LLP
1101 New York Avenue, NW
Washington, DC 20005

Main tel: +1 202 293 7500
Fax: +1 202 465 3149
www.mitchelltitus.com

Report of Independent Registered Public Accounting Firm

Plan Administrator of the Sandia Corporation
Savings and Security Plan and the Sandia
Corporation Investment Committee

We have audited the accompanying statements of net assets available for benefits of the Sandia Corporation Savings and Security Plan (the "Plan") as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purposes of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2010 and 2009 and the changes in its net assets available for benefits for the year ended December 31, 2010, in conformity with US generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2010, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.



Washington, DC
June 28, 2011

Sandia Corporation Savings and Security Plan

Statements of Net Assets Available for Benefits

	December 31,	
	2010	**2009**
Assets		
Interest in Master Trust	$ 55,039,489	$ 51,615,637
Notes receivable from participants	2,113,576	2,030,778
Net assets available for benefits at fair value	57,153,065	53,646,415
Adjustment from fair value to contract value for interest in Master Trust relating to fully benefit-responsive investment contracts	(698,175)	(373,489)
Net assets available for benefits	$ 56,454,890	$ 53,272,926

See accompanying notes to the financial statements.

Sandia Corporation Savings and Security Plan

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2010

Additions:		
Contributions:		
Employer	$	1,330,443
Participants		3,064,319
Rollover		113,578
		4,508,340
Net investment gain from participation in Master Trust		4,554,595
Total additions		9,062,935
Deductions:		
Benefit payments		5,175,434
Transfers (net) to Sandia Corporation Savings and Security Plan		689,661
Administrative expenses		15,876
Total deductions		5,880,971
Net increase		3,181,964
Net assets available for benefits at beginning of year		53,272,926
Net assets available for benefits at end of year	$	56,454,890

See accompanying notes to the financial statements.

Sandia Corporation Savings and Security Plan

Notes to Financial Statements

December 31, 2010

1. Description of Plan

General

The Sandia Corporation Savings and Security Plan (the Plan) was adopted June 1, 1993, as a defined contribution plan offered to all employees in a bargaining unit represented by a union of Sandia Corporation (the Corporation) who are eligible for the Sandia Corporation Pension Security Plan. The Corporation is a wholly owned subsidiary of Lockheed Martin Corporation (Lockheed Martin). A complete description of the Plan is contained in the Summary Plan Description that is provided to all participants. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Plan generally transfers assets to the Sandia Corporation Savings and Income Plan as employees in a bargaining unit represented by a union transfer into a regular nonunion employment position with Sandia Corporation. Transfers of assets also occur from the Sandia Corporation Savings and Income Plan when an employee in a nonunion employment position transfers to a union position.

Contributions

Annually participants may contribute from 2% to 25% of their eligible earnings, as defined in the Plan document, in 1% increments, on a pre-tax, Roth and after-tax basis. The total allotment of pre-tax, Roth and after-tax basic and supplemental contributions can not exceed the maximum amount permitted under the Internal Revenue Code.

In addition, the Corporation, for each payroll period, contributes 66 2/3% of the sum of each participant's pretax, Roth and after-tax basic contribution up to the first 6% of eligible earnings. The Plan allows participants aged 50 or older to make catch-up contributions as permitted by the provisions of the Economic Growth and Tax Relief Reconciliation Act of 2001.

Office and Professional Employees International Union (OPEIU) members hired on or after July 1, 2009 are eligible for Enhanced Contributions, which are contributions made by the Corporation in the amount of 6% of eligible earnings per pay period until 15 years of service and then 7% is contributed thereafter. Metal Trades Council (MTC) and Security Police Association (SPA) members hired on or after July 1, 2010 are eligible for Enhanced Contributions as stated above.

1. Description of Plan *(continued)*

Benefit Payments

The Plan provides for the payment of benefits upon termination, death, disability, or retirement based on the balance in the participant's vested account. Lump-sum or annual payment elections may be made as provided for in the Plan Document. Hardship and in-service withdrawals are also permitted, if certain conditions are met, as outlined in the Summary Plan Description.

Vesting

All participants are immediately vested in their regular contributions, the Corporation match and actual earnings thereon. Enhanced Contributions are 100% vested after the completion of 3 years of vesting service.

Investment Elections

The assets of the Plan are held in the Sandia Corporation Master Savings Plan Trust ("Master Trust" or "Trust") along with the assets of the Sandia Corporation Savings and Income Plan. Participants may elect to have their contributions and the Corporation matching contributions invested in any of the current 22 available funds including 7 mutual funds, 12 commingled funds, a common/collective trust, an interest income fund and the Company Common Stock Fund. The Company Common Stock Fund consists primarily of Lockheed Martin common stock.

Primarily as a result of the Master Trust's participation in certain commingled funds, Plan assets may be invested from time to time in derivative financial instruments. These financial instruments are generally used for liquidity purposes. The Master Trust's exposure to such securities is limited to its proportional interest in these commingled funds. At December 31, 2010 and 2009, the financial exposure related to derivative financial instruments of the Master Trust was not material.

Notes Receivable from Participants

Participants may borrow from their accounts a minimum of $1,000 up to a maximum of the lesser of $50,000 less the highest loan balance in the past 12 months or 50% of their vested account balance. Loan terms range from one year to 56 months. The loans are secured by the balance in the participant's account and bear interest at the prime rate at the date of the loan. Principal and interest are paid ratably through payroll deductions. A maximum of two loans are permitted at one time. Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.

1. Description of Plan *(continued)*

Administrative Expenses

The Plan is administered by the Corporation. Fidelity Management Trust Company (FMTC) serves as trustee, and Fidelity Investments Institutional Operations Company, Inc. (FIIOC) serves as record-keeper.

The Corporation pays substantially all administrative expenses of the Plan, except for investment-related expenses, which are paid by the Plan.

Plan Termination

While it has not expressed any intent to do so, the Corporation may terminate the Plan at any time upon submission of written notice to the investment custodian, subject to the provisions of ERISA and any applicable collective bargaining agreements. In the event of the Plan's termination, participants will receive a payment equal to the total value of their accounts.

2. Significant Accounting Policies

Basis of Accounting

The financial statements are prepared on the accrual basis of accounting. Benefit payments are recorded when paid.

Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through the Master Trust. The Statements of Net Assets Available for Benefits present the fair value of the interest in the Master Trust relating to fully benefit-responsive investment contracts as well as the adjustment of the interest in the Master Trust relating to fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

2. Significant Accounting Policies *(continued)*

Investment Valuation and Income Recognition

The Plan's interest in the Master Trust is stated at the fair value of the underlying net assets of the Master Trust, except for the Interest Income Fund (as described below). Investments by the Master Trust in shares of mutual funds, commingled funds, and common/collective trusts are stated at fair value. See Note 5 for discussion of fair value measurements.

The Master Trust is invested in certain synthetic guaranteed investment contracts (GICs) with insurance companies and other third parties through the Interest Income Fund. The investment manager of these investment contracts is Fidelity Management Trust Company. Since the synthetic GICs are fully benefit-responsive, contract value is the most relevant measurement attribute for that portion of net assets available for benefits attributable to synthetic GICs. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. There are no reserves against the contract value for credit risk of the contract issuer or otherwise.

A synthetic GIC is a wrap contract paired with an underlying investment or investments, usually a portfolio, owned by the Master Trust, of high-quality, intermediate term fixed income securities. The Master Trust purchases wrap contracts from certain financial services institutions. A synthetic GIC credits a stated interest rate for a specified period of time. Investment gains and losses are amortized over the expected duration through the calculation of the interest rate applicable to the Master Trust on a prospective basis. Synthetic GICs provide for a variable crediting rate and the issuer of the wrap contract provides assurance that future adjustments to the crediting rate can not result in a crediting rate less than zero. The crediting rate is primarily based on the current yield-to-maturity of the covered investments, plus or minus amortization of the difference between the market value and contract value of the covered investments over the duration of the covered investments at the time of computation. The crediting rate is most impacted by the change in the annual effective yield to maturity of the underlying securities, but is also affected by the differential between the contract value and the market value of the covered investments. This difference is amortized over the duration of the covered investments. Depending on the change in duration from reset period to reset period, the magnitude of the impact to the crediting rate of the contract to market difference is heightened or lessened. The crediting rate can be adjusted periodically and was usually adjusted quarterly, but now is adjusted monthly.

2. Significant Accounting Policies *(continued)*

Certain events limit the ability of the Plan to transact at contract value. Upon the occurrence of certain events, such as the Plan's failure to maintain its tax qualified status, market value of the investment in the GICs (if lower than its book value) may be repaid. No such events are currently known to have occurred, nor are any such events contemplated as probable by management of the Plan.

Under certain circumstances investment contracts may be terminated. Settlement upon termination will be at contract value unless the terms of the contract were not met or other events as described above trigger payment at market value.

The Master Trust owns the assets underlying the synthetic GICs, which consist primarily of U.S. government securities, corporate debt obligations, and mortgage-backed and other asset-backed securities. For purposes of calculating the fair value of the synthetic GICs, fair value is determined considering the fair value, representative of quoted market prices, of the underlying assets of the synthetic investment contract. The value of the wrap contracts were not deemed material. The average yield earned on the synthetic GIC's was approximately 2.45% and 2.97% for the years ended December 31, 2010 and 2009, respectively. The average yield credited to participants' accounts was approximately 2.40% and 2.50% for the years ended December 31, 2010 and 2009, respectively.

Purchases and shares of investments are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

3. Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated April 7, 2009, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. The Corporation believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. Management has indicated that it will take the necessary steps, if any, to maintain the Plan's qualified tax status.

3. Tax Status *(continued)*

Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2007.

4. Master Trust

The assets of the Plan are held in a Master Trust along with the assets of the Sandia Corporation Savings and Income Plan. The Plan's interest in the Master Trust's net assets is adjusted for certain plan-specific transactions, including contributions and benefit payments. The assets, realized and unrealized gains and losses, and investment income of the Master Trust are allocated to each plan based on the number of participant units outstanding at each month-end during the year for the Interest Income Fund and the Company Common Stock Fund, and on a pro rata basis for all other funds. The Plan's interest in the Master Trust's net assets as of December 31, 2010 and 2009 was approximately 2.7%.

The following table presents the fair value of investments of the Master Trust as of December 31, 2010 and 2009:

	2010	2009
Investments at fair value:		
Company Common Stock Fund	$ 40,555,840	$ 46,168,904
Mutual funds		
U.S. equities	855,299,768	763,276,241
International equities	65,730,126	66,164,517
U.S. bonds	84,683,432	67,959,813
Common/collective trusts	291,591,956	296,930,131
Commingled funds	281,905,701	227,780,910
Guaranteed investment contracts	486,284,273	464,284,830
Net assets at fair value	2,106,051,096	1,932,565,346
Adjustment from fair value to contract value relating to fully benefit-responsive investment contracts	(17,765,280)	(9,403,049)
Net assets	$ 2,088,285,816	$ 1,923,162,297

4. Master Trust *(continued)*

The investment gain of the Master Trust for the year ended December 31, 2010, was as follows:

Net appreciation (depreciation) in fair value:	
Company Common Stock Fund	$ (1,695,617)
Mutual funds	129,903,120
Common/collective trusts	33,656,273
Commingled funds	25,757,589
	187,621,365
Interest and dividend income	25,849,385
Total investment gain	$ 213,470,750

5. Fair Value Measurements

The accounting standard for fair value measurements defines fair value, establishes a market-based framework or hierarchy for measuring fair value, and expands disclosures about fair value measurements. The standard is applicable whenever assets and liabilities are measured and included in the financial statements at fair value.

The fair value hierarchy established in the standard prioritizes the inputs used in the valuation techniques into three levels as follows:

Level 1 – Observable inputs – quoted prices in active markets for identical assets and liabilities;

Level 2 – Observable inputs other than the quoted prices in active markets for identical assets and liabilities – includes quoted prices for similar instruments, quoted prices for identical or similar instruments in inactive markets, and amounts derived from valuation models where all significant inputs are observable in active markets; and

Level 3 – Unobservable inputs – includes amounts derived from valuation models where one or more significant inputs are unobservable and require use to develop relevant assumptions.

At December 31, 2010 and 2009, the Master Trust had no financial assets or liabilities that are categorized as Level 3. During 2010, the Master Trust had no financial assets or liabilities that were transferred in or out of the Level 3 category.

5. Fair Value Measurements *(continued)*

The following is a description of the valuation methodologies used for assets measured at fair value.

Company Common Stock Fund: The fair value of the fund is the combined fair value of the underlying common stock and short-term cash position of the fund. The fair value of the common stock portion of the fund is based on the closing price of the common stock on its primary exchange. The short-term cash portion of the fund is recorded at cost, which approximates fair value.

Mutual funds: Valued at the net asset value of shares held by the Master Trust at year end reported on the active market on which the individual securities are traded.

Common/collective trusts and commingled funds: Valued at the net asset value of units/shares held by the Master Trust at year end.

Guaranteed investment contracts: Individual assets of the synthetic GIC are valued at representative quoted market prices.

The following table sets forth by level within the fair value hierarchy the Master Trust's investment assets at fair value as of December 31, 2010:

	Level 1	Level 2	Total
Company Common Stock Fund	$ 40,555,840	$ -	$ 40,555,840
Mutual funds:			
U.S. equities	855,299,768	-	855,299,768
International equities	65,730,126	-	65,730,126
U.S. bonds	84,683,432	-	84,683,432
Common/collective trusts	-	291,591,956	291,591,956
Commingled funds	-	281,905,701	281,905,701
Guaranteed investment contracts	-	486,284,273	486,284,273
Total investment assets at fair value	$ 1,046,269,166	$ 1,059,781,930	$ 2,106,051,096

5. Fair Value Measurements *(continued)*

The following table sets forth by level within the fair value hierarchy the Master Trust's investment assets at fair value as of December 31, 2009:

	Level 1	Level 2	Total
Company Common Stock Fund	$ 46,168,904	$ -	$ 46,168,904
Mutual funds:			
U.S. equities	763,276,241	-	763,276,241
International equities	66,164,517	-	66,164,517
U.S. bonds	67,959,813	-	67,959,813
Common/collective trusts	-	296,930,131	296,930,131
Commingled funds	-	227,780,910	227,780,910
Guaranteed investment contracts	-	464,284,830	464,284,830
Total investment assets at fair value	$ 943,569,475	$ 988,995,871	$ 1,932,565,346

The valuation methods described in above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

6. Parties-in-Interest Transactions

The transactions between the following parties are considered to be party-in-interest transactions for which a statutory exemption from the prohibited transaction regulations exist:

The Master Trust invests in common stock of Lockheed Martin, which owns the Corporation. The Master Trust held 580,115 and 612,726 shares of Lockheed Martin common stock as of December 31, 2010 and 2009, respectively. Dividends earned by the Master Trust on Lockheed Martin common stock were $1,580,005 for the year ended December 31, 2010.

Fidelity Investments Institutional Operations Company, Inc. (FIIOC), the record-keeper, is a related party for which a statutory exemption exists. The total dollar amount of transactions paid from the Plan to FIIOC was $15,876 for the year ended December 31, 2010.

6. Parties-in-Interest Transactions *(continued)*

In addition, notes receivable from participants are considered to be party-in-interest transactions for which a statutory exemption from the prohibited transaction regulation exists.

7. New Accounting Pronouncements

In January 2010, the FASB issued an accounting standard update to clarify certain existing fair value disclosures and require additional disclosures related to fair value measurements. The guidance in the update clarified that disclosures should be presented separately for each "class" of assets and liabilities measured at fair value and provided guidance on how to determine the appropriate classes of assets and liabilities to be presented. The update also clarified the requirement for entities to disclose information about both the valuation techniques and inputs used in estimating Level 2 and Level 3 fair value measurements. In addition, the update introduced new requirements to disclose the amounts (on a gross basis) and reasons for any significant transfers between Levels 1, 2 and 3 of the fair value hierarchy and present information regarding the purchases, sales, issuances and settlements of Level 3 assets and liabilities on a gross basis. With the exception of the requirement to present changes in Level 3 measurements on a gross basis, which is effective for fiscal years beginning after December 15, 2010, the guidance in the update was adopted beginning with the Plan's 2010 financial statements. The Plan is currently evaluating the impact of the provisions of the update that are not effective until the Plan's 2011 financial statements.

In September 2010, the FASB issued guidance clarifying the classification and measurement of participant loans by defined contribution plans. That guidance requires that participant loans be classified as notes receivable from participants and measured at their unpaid principal balance plus any accrued but unpaid interest. The Plan adopted this new guidance in the financial statements and has classified participant loans of $2,113,576 and $2,030,778 as of December 31, 2010 and 2009, respectively as notes receivable from participants. Net assets of the Plan were not affected by the new guidance.

8. Risks and Uncertainties

The Plan, through the Master Trust, invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

Supplemental Schedule

Sandia Corporation Savings and Security Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

EIN: 85-0097942
Plan #: 007

December 31, 2010

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value
*	Notes receivable from participants	Interest rates ranging from 3.25% to 8.25%; varying maturities	–	$ 2,113,576

*Indicates party-in-interest to the Plan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Employee Benefits Committee, as Plan Administrator, has duly caused this annual report to be signed on its behalf of the Plan by the undersigned hereunto duly authorized.

Sandia Corporation Savings and
Security Plan, by Employee Benefits
Committee as Plan Administrator

Date June 28, 2011

by: 

Mark E. Biggs, Senior Manager,
Pension Fund and Savings Plan
Department, Sandia Corporation

EXHIBIT INDEX

Exhibit Number	Description
23	Consent of Mitchell & Titus, Independent Registered Public Accounting Firm

Mitchell & Titus

■ Mitchell & Titus LLP
1101 New York Avenue, NW
Washington, DC 20005

■ Main tel: +1 202 293 7500
Fax: +1 202 465 3149
www.mitchelltitus.com

EXHIBIT 23

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statements (Form S-8 No. 333-162716, 333-146963 and 033-58079) pertaining to Sandia Corporation Savings and Security Plan of our report dated June 28, 2011, with respect to the financial statements and supplemental schedule of the Sandia Corporation Savings and Security Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2010.

Mitchell & Titus, LLP

Washington, DC
June 28, 2011